Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011		2010		2009	2008		2007
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$59,944	$122,998		$123,633		$123,833	$134,958		$124,299
Amortization of debt premium, discount and expenses	1,972	3,695		4,627		5,430	6,386		6,566
Interest from discontinued operations (including capitalized interest)	—	—		—		1,027	13,758		12,546
Estimated interest factor of lease rental charges	2,949	6,665		6,888		7,034	7,894		8,804
Preferred dividend requirements of subsidiary	386	864		1,075		759	689		556
Total Fixed Charges	$65,251	$134,222		$136,223		$138,083	$163,685		$152,771

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$66,647	$321,469		$(63,379)		$94,751	$(388,381)		$63,112
(Earnings) loss of equity investee	—	—		15,223		30,145	29,687		(7,581)
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	66,647	321,469		(48,156)		124,896	(358,694)		55,531
Fixed charges as above	65,251	134,222	c	136,223		138,083	163,685		152,771
Interest capitalized	(3,006)	(2,697)		(3,401)		(7,743)	(8,849)		(10,740)
Non-controlling interest in earnings of Valencia	(6,720)	(14,047)		(13,563)		(11,890)	(7,179)		—
Preferred dividend requirements of subsidiary	(386)	(864)		(1,075)		(759)	(689)		(556)

Earnings Available for Fixed Charges	$121,786	$438,083		$70,028		$242,587	$(211,726)		$197,006

Ratio of Earnings to Fixed Charges	1.87	3.26	[1]	0.51	[2]	1.76	N/M	[3]	1.29

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 3.42.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $66.2 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 1.90.

[3] The ratio of earnings to fixed charges for the year ended December 31, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available to achieve a ratio of earnings to fixed charges of 1.00 amounted to $375.4 million for the year ended December 31, 2008.